SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL 505th Meeting	03.19.2021

OPINION ON THE CAPITAL BUDGET PROPOSAL

ELETROBRAS

Capital budget proposal for the year 2021

Eletrobras' capital budget in the total amount of R$ 4,417 million for the year 2021 was an integral part of the Business and Management Master Plan 2021 - 2025 (“PDNG”), approved by the Board of Directors on December 23, 2020. Accordingly, the Company is proposing the retention of R$ 1,471.2 million based on Article 196 of Law 6,404 /1976. As can be seen, the Company has a capital budget that aims, in particular, works at the Angra III plant, through the contribution of the Holding company with its own resources (R$ 2,447 million) and the amortization of financial debts (R$ 1,970 million) highlighting the nature of Eletrobras holding.

Investment project Angra III BRL 2,447 million

Amortization of ordinary debts BRL 1,970 million

Total budget for purposes of retaining article 196 BRL 4,417 million

The amount foreseen for this capital budget will be served exclusively by own resources from the Company's operation.

This Fiscal Council, in the use of its attributions, opposes favorably the submission of this proposal to the resolution of the Company's Annual Shareholders' Meeting.

Rio de Janeiro, March 19, 2021.

PATRICIA VALENTE STIERLI	EDUARDO COUTINHO GUERRA
Fiscal Council Chairman	Member

GIULIANO BARBATO WOLF	HAILTON MADUREIRA DE ALMEIDA
Member	Member

THAÍS MÁRCIA FERNANDES MATANO LACERDA
Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.